Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

November 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 850

Dear Ms. Hahn:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on October 16, 2024, regarding Post-Effective Amendment No. 850 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Trust”), which is also Amendment No. 851 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on August 30, 2024 to register one new series of the Trust: Invesco QQQ Low Volatility ETF (the “Fund”). For your convenience, your comments, as we understand them, are repeated below, with the Trust’s responses immediately following. We also acknowledge that where the Staff provides comments with respect to the disclosure in one location in the Amendment, such comment is applicable to all similar disclosures appearing elsewhere in the Amendment.

Where revised disclosure from the Amendment is included in a response, new disclosure has been underlined to show those changes. We also confirm that defined terms used in this letter have the same meanings as in the Amendment. In addition, we acknowledge that certain portions of the Amendment are missing, incomplete or bracketed. We hereby confirm that all missing, incomplete or bracketed information in the Amendment will be updated, finalized and incorporated, and that all tables of contents will be refreshed, in a subsequent post-effective amendment. We also confirm that such amendment also will reflect all changes discussed in this letter.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

1.	Comment:

Please provide a completed fee table and expense example for the Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

	Response:	A completed fee table and expense example for the Fund are shown below. We confirm that the fee table and expense example do not reflect any fees associated with creation or redemption activity.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.25%
Other Expenses(1)	None
Total Annual Fund Operating Expenses	0.25%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$26	$80

2.	Comment:

The “Principal Investment Strategies” section of the prospectus states: “The Underlying Index is designed to track the performance of approximately 25 stocks within the Parent Index that have exhibited the least volatility over the past 12 months, as determined by the Index Provider” (emphasis added). Please clarify this disclosure. How does the index provider determine the number of stocks to include in the index?

	Response:	The disclosure in the “Principal Investment Strategies” section of the prospectus has been revised as shown below:

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is designed to track the performance of ~~approximately 25~~ a subset of stocks within the Nasdaq-100 Index (the “Parent Index”) that have exhibited the least volatility over the past 12 months, as determined by the Index Provider.

3.	Comment:

The “Principal Investment Strategies” section of the prospectus states: “Security types generally eligible for inclusion in the Parent Index are common stocks and tracking stocks of companies located in the United States, as well as American

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers.” Please revise this disclosure to include a definition of tracking stocks.

Response:	Disclosure in the Fund’s statutory prospectus has been revised as shown below:

Security types generally eligible for inclusion in the Parent Index are common stocks and tracking stocks (which are a separate class of common stock whose value is linked to a specific business unit or operating division within a larger company and which is designed to “track” the performance of such business unit or division) of companies located in the United States, as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers.

4.	Comment:	Please confirm whether the Fund will have exposure to stocks of foreign and/or emerging market issuers and include appropriate risk disclosure in the prospectus, if applicable.

	Response:	The Fund confirms that the Underlying Index may include U.S.-listed securities of foreign issuers, and, accordingly, “Foreign Investment Risk” has been added to the “Principal Risks of Investing in the Fund” section of the prospectus. The Fund does not currently anticipate having significant exposure to emerging markets.

5.	Comment:	Please confirm whether the Underlying Index is concentrated in any particular industry or group of industries and include corresponding risk disclosure within the prospectus, if applicable.

	Response:	The prospectus disclosure has been revised to reflect that, as of September 30, 2024, the Underlying Index had significant exposure to the industrials sector. In addition, risks specific to investing in the industrials sector has been added to the “Principal Risks of Investing in the Fund” section of the prospectus.

6.	Comment:	Please identify the appropriate broad-based market index against which the Fund will compare its performance.

	Response:	The Fund’s broad-based market index for performance comparison purposes, consistent with the instructions to Item 27A of Form N-1A, will be the Nasdaq Composite Index.

*               *               *

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

We believe that this information responds to all of your comments. If you have any questions, please contact me at Will.McAllister@invesco.com or Mark Greer at MGreer@stradley.com.

Sincerely,

/s/ Will McAllister
Will McAllister

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.